SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)
For the Fiscal Year Ended December 31, 2005
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the Transition Period from                      to
Commission File Number: 1-7959
STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
(Full title of the plan)
Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, NY 10604
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive offices)

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC. SAVINGS AND RETIREMENT PLAN

By:	/s/ Vasant Prabhu
Vasant Prabhu
Starwood Hotels & Resorts Worldwide, Inc. Benefits Committee Member

Date: June 28, 2006

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan:
     We have audited the accompanying statements of net assets available for benefits of the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005, and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York
June 19, 2006

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2005 and 2004

	2005	2004
Assets:
Investments	$554,944,219	$460,739,233

Receivables:
Participant contributions	947,408	880,140
Employer contributions	1,667,915	1,560,927

Total receivables	2,615,323	2,441,067
Accrued investment income	961,336	997,821

Total assets	558,520,878	464,178,121

Liabilities:
Excess contributions payable	1,133,733	1,254,432
Accrued expenses	67,989	265,149

Total liabilities	1,201,722	1,519,581

Net assets available for benefits	$557,319,156	$462,658,540

The accompanying notes to financial statements are an integral part of the above statements.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2005

Additions to net assets attributed to:
Investment income:
Net appreciation in the fair value of investments	$22,398,911
Dividends and interest	12,565,223

Total investment income	34,964,134

Contributions:
Participants	53,045,517
Participant rollovers	9,061,243
Employer	23,023,984

Total contributions	85,130,744

Total additions	120,094,878

Deductions to net assets attributed to:
Benefits paid to participants	50,957,092
Corrective distribution of excess contributions	1,133,733
Investment and administrative expense	3,439,431

Total deductions	55,530,256

Net increase in net assets prior to asset transfers	64,564,622
Assets transferred from other plans, net	30,095,994

Net increase in net assets	94,660,616
Net assets available for benefits, beginning of year	462,658,540

Net assets available for benefits, end of year	$557,319,156

The accompanying notes to financial statements are an integral part of the above statement.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
Note 1. Plan Description
     The following description of the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan summary for a more complete description of the Plan’s provisions.
     Starwood Hotels & Resorts Worldwide, Inc. (“Starwood” or the “Company”) sponsors the Plan administered by the Starwood Benefits Committee (the “Plan Administrator”). The Plan was originally established effective April 1, 1997.
General
     The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides for employee pretax and matching employer contributions in accordance with Sections 401(k) and 401(m) of the Internal Revenue Code (“IRC”). The Plan’s assets are held in trust pursuant to a trust agreement with the Company and State Street Bank and Trust Company (“State Street”).
Eligibility
     Company employees become eligible to participate in the Plan if they are at least 21 years of age and have completed a three-month period of service. The Company does not begin to match contributions until the participant has completed one year of service as defined by the Plan.
Contributions
     Plan participants may elect to make pretax contributions as a percentage of compensation up to 18% of compensation, subject to Internal Revenue Service (“IRS”) limitations. Participants who are age 50 or older by the end of the applicable plan year and have contributed the maximum pretax contributions allowable by the Plan during the plan year may make an additional pretax catch-up contribution. The catch-up contribution was limited to $4,000 for 2005. The Company makes a matching contribution in an amount equal to 100% of the initial pretax contribution up to 2% of eligible compensation and 50% of the pretax contributions between 2% and 4% of the participant’s eligible compensation. Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan.
     Corrective distributions of $1,133,733 and $1,254,432 for the plan years ended December 31, 2005 and 2004, respectively, are payments made to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination of the Plan for the prior year.
Vesting
     Participants are immediately vested in their voluntary contributions and earnings thereon. Participants become vested in the Company’s contributions and earnings thereon after three years of service.
Rollover Contributions and Distributions
     Participants entering the Plan may roll over contributions from a trust, individual retirement account (“IRA”) or individual retirement annuity qualified under the IRC no later than the sixtieth day following the day on which the individual receives the distribution. Participants leaving the Plan may request rollover distributions to the qualified plan of another employer, an IRA account or to an insurance company IRA annuity.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
Participants’ Accounts
     Separate accounts are maintained with respect to Plan participants’ pretax contributions, employer matching contributions and rollover contributions. Each participant’s account is credited with the appropriate contributions and allocation of investment earnings and losses and charged with Plan investment expenses. Allocations of Plan earnings/losses and expenses are based on the proportion of each participant’s account balance to the total of all account balances for each investment type.
Participant Loans
     Participants may borrow from the vested portion of their accounts. The minimum loan amount is $1,000, restricted to 50% of the participant’s vested account balance. The maximum amount a participant may borrow is equal to the lesser of $50,000 or 50% of their vested account balance, reduced by any outstanding loan balance. A participant may have no more than two loans outstanding at one time. The repayment period may not exceed five years from the date of the loan, unless the loan proceeds are used to acquire the participant’s principal residence. The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate equal to the prime interest rate as of the first business day of the month when the loan was issued plus 1% (8.00% at December 1, 2005). Loans outstanding at December 31, 2005 and 2004 totaled $21,826,504 and $17,308,635, respectively.
Payment of Benefits
     Participants are eligible for distribution of vested benefits upon retirement, death, disability or termination of employment. Participants may elect to receive a lump sum amount or, subject to certain conditions, equal monthly or annual installments over a period not greater than twenty years. Participants may also elect to defer distributions subject to certain conditions.
     Withdrawals of a participant’s vested benefits are also permitted upon attainment of age 59 1/2 or, subject to plan provisions, as a hardship distribution.
Forfeitures
     Forfeitures of the nonvested Company contributions are applied to reduce future Company contributions. During 2005, forfeited nonvested accounts reduced Company contributions by $1,167,983. Unallocated forfeited nonvested accounts totaled $400,356 and $162,404 at December 31, 2005 and 2004, respectively.
Administrative Expenses
     Administrative expenses, including investment management and recordkeeping fees, are paid from Plan assets, except to the extent the Company pays such expenses. For the year ended December 31, 2005, substantially all administrative expenses were paid by the Plan. Loan processing fees are deducted from the accounts of participants who have requested loans.
Termination of the Plan
     Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the trust agreement and the trust thereunder subject to the provisions of ERISA. In the event of Plan termination, partial termination or complete discontinuance of contributions, participants become fully vested in the Company contributions. Additionally, any forfeitures that have not been used to reduce Company contributions to the Plan as of the termination will be credited pro rata to the accounts of all participants in accordance with Plan provisions.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
Note 2. Summary of Significant Accounting Policies
Basis of Accounting
     The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, income is recognized when earned and expenses are recorded when incurred.
Use of Estimates
     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amount of assets and net assets and the reported amounts of additions to and deductions from net assets. Actual results may differ from those estimates.
Concentration of Credit Risk and Market Risk
     The Plan provides for various investment fund options which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. The Plan’s risk of credit loss is limited to the carrying value of the investments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Investments
     Plan investments are presented at fair value. The fair value of the Plan’s investments in mutual funds and Starwood common stock is determined by using quoted market prices from commercial quotation services as of the Plan year end. Fair value of common/collective trusts is determined by State Street based on the quoted market values of the underlying securities. Participant loans are valued at cost which approximate fair value.
     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Benefits Paid to Participants
     Benefits paid to participants are recorded in the period in which they are paid.
Assets Transferred from Other Plans, Net
     The Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan, as adopted by Los Angeles County Fair Association, Galleria Hotel Venture, Westban Hotel Venture, Caesar Park Hotels and Resorts Hilton Head Investment, Caesar Park Hotels and Resorts Tucson Company, and Westin O’Hare Hotel Venture (the “Merged Plans”) were merged into the Plan, effective February 15, 2005, April 18, 2005, August 31, 2005, September 11, 2005, September 18, 2005, and October 18, 2005, respectively. The Merged Plans participants’ account balances were transferred into corresponding accounts under the Plan, resulting in a transfer from other plans of $30,199,113.
     The remaining asset transfers from or to other plans represent transfers of participant account balances whenever a participant changes employment between the Company and a non-affiliate of the Company who has elected to participate in a mirror plan to the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
Note 3. Investments
     The following investments, along with their respective percentage of net assets available for benefits, represent five percent or more of the Plan’s net assets available for benefits:

	December 31, 2005		December 31, 2004
State Street Bank and Trust Company Principal Accumulation Return Fund	$141,369,294	25.4%	$118,035,719	25.5%
Starwood Hotels & Resorts Worldwide, Inc. Common Stock	72,696,564	13.0	69,407,458	15.0
Fidelity Diversified International Fund	58,185,714	10.4	38,562,854	8.3
State Street Bank and Trust Company S&P 500 Flagship Fund Series A	48,278,535	8.7	43,932,891	9.5
Smith Barney Large Cap Growth Fund Class A	45,637,960	8.2	38,884,298	8.4
State Street Bank and Trust Company Moderate Strategic Balanced Securities Lending Fund	36,423,007	6.5	30,167,082	6.5
Smith Barney Aggressive Growth Fund Class A	31,184,501	5.6	—	—
PIMCO Total Return Admin. Fund	29,382,067	5.3	23,904,720	5.2
     The Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value as follows:

Year Ended
December 31,
2005
Common/Collective trust funds	$5,515,193
Mutual funds	10,193,927
Starwood Hotels & Resorts Worldwide, Inc. Common Stock	6,689,791

Net appreciation in fair value of investments	$22,398,911

Note 4. Tax Status
     The Plan has received a favorable determination letter from the IRS dated October 8, 2003. The determination letter is applicable for amendments adopted by the Plan through January 8, 2002. Subsequent to this determination by the IRS, the Plan was further amended. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan was qualified and the related trust was tax-exempt as of December 31, 2005.
Note 5. Party-in-Interest Transactions
     Certain Plan investments are held in funds managed by State Street and Smith Barney Fund Management LLC, an affiliate of State Street; therefore these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are in Starwood common stock, qualifying these transactions as party-in-interest transactions.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
Note 6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,	December 31,
	2005	2004
Net assets available for benefits per the financial statements	$557,319,156	$462,658,540
Amounts allocated to withdrawing participants	(973,942)	(845,488)

Net assets available for benefits per the Form 5500	$556,345,214	$461,813,052

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended
December 31,
2005
Benefits paid to participants per the financial statements	$50,957,092
Amounts allocated to withdrawing participants at December 31, 2005	973,942
Amounts allocated to withdrawing participants at December 31, 2004	(845,488)

Benefits paid to participants per the Form 5500	$51,085,546

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
EIN #52-1193298
PLAN #001
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

		(c)
		Description of Investment
	(b)	(including maturity, rate of
	Identity of Issue, Borrower,	interest, collateral, par or	(d)	(e)
(a)	Lessor or Similar Party	maturity value)	Cost	Current Value
*	State Street Bank and Trust Company Short Term Investment Fund	3,289,431 units	**	$3,289,431
*	State Street Bank and Trust Company Principal Accumulation Return Fund	11,940,987 units	**	141,369,294
*	State Street Bank and Trust Company Conservative Strategic Balanced Securities Lending Fund	298,212 units	**	7,217,465
*	State Street Bank and Trust Company Moderate Strategic Balanced Securities Lending Fund	1,225,438 units	**	36,423,007
*	State Street Bank and Trust Company Aggressive Strategic Balanced Securities Lending Fund	593,192 units	**	20,530,019
*	State Street Bank and Trust Company S&P 500 Flagship Fund Series A	1,133,628 units	**	48,278,535
*	Smith Barney Fundamental Value A Fund	310,537 units	**	11,763,140
*	Smith Barney Large Cap Growth Fund Class A	937,319 units	**	45,637,960
*	Smith Barney Aggressive Growth Fund Class A	608,941 units	**	31,184,501
	PIMCO Total Return Admin. Fund	1,507,075 units	**	29,382,067
	Ariel Appreciation Fund	465,289 units	**	27,160,018
	Fidelity Diversified International Fund	618,989 units	**	58,185,714
*	Starwood Hotels & Resorts Worldwide, Inc. Common Stock	1,140,180 shares	**	72,696,564
*	Participant loans	Secured by vested benefits; maturity dates through September 2023; interest rates 5.0% - 11.5%	—	21,826,504

				$554,944,219

*	Represents party-in-interest to the Plan.

**	Cost information omitted as participant-directed investment.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN
EIN# 52-1193298
Plan # 001
SCHEDULE H, Line 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
For the Year Ended December 31, 2005

Total that Constitutes
Participant Contributions	Nonexempt Prohibited
Transferred Late to Plan	Transactions
$289,995	$289,995

EXHIBIT INDEX
The following exhibit is filed as part of this Annual Report on Form 11-K:

Exhibit
Number	Description of Exhibit
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm